Mail Stop 4561

September 26, 2008

Mr. Stan Vashovsky
Chairman and Chief Executive Officer
Health Systems Solutions, Inc.
405 N. Reo Street, Suite 300
Tampa, FL 33609

> **Re: Health Systems Solutions, Inc.**
> **Form 10-K For Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-27197**

Dear Mr. Vashovsky:

We have reviewed your response letter dated August 26, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 23, 2008.

Form 10-K For the Year Ended December 31, 2007

Consolidated Statements of Operations, page F-3

1.   We are considering your responses to prior comments 2a, 2b and 2d and have the following further comments:

a.   We note your statement that your software costs were capitalized under SOP 98-1 or as purchase price allocations from business combinations. With regard to the software acquired from VHT and CareKeeper Solutions, please identify the software acquired and whether the software was used internally or sold, leased or otherwise marketed as a separate product or as part of a product or process. We note that information contained in press releases issued at the time of these acquisitions in 2006 suggests that both of these entities sold or otherwise marketed software solutions to customers. Explain how this software was used by the company following the acquisitions. If used internally, indicate the specific purposes for which the software was used.

b. We are considering your response to prior comment 2b. We note that you have classified Vividnet and Advantage software as having been developed for internal use. Disclosures on page 2 of your Form 10-K suggest that these are software solutions marketed to your customers. Please explain why you have not identified these products as falling within the scope of SFAS 86 and why you do not consider them to represent costs of revenue despite your discussion of them as solutions offered to customers. Further explain the specific internal processes for which this software is used.

Form 8-K Filed on August 14, 2008

2. We note that the Form 8-K filed on August 14, 2008, under Item 9.01, contains information regarding your second quarter 2008 financial results. Confirm that future filings containing such information will be filed under Item 2.02 of Form 8-K.

3. Refer to your disclosures in Note 1 and your reconciliation of adjusted EBITDA to net loss. Your statements about adjusted EBITDA throughout this section suggest that you also use this measure as a liquidity measure, since you state that it is an indicator of your capacity to fund capital expenditures and working capital requirements and to generate cash flow from operations. To the extent that you present adjusted EBITDA as a liquidity measure, confirm that you will, in future filings, comply with the requirements of Item 10(e) of Regulation S-K by providing reconciliations to the most directly comparable GAAP measures, including a reconciliation to the most comparable GAAP liquidity measure.

4. Refer to your disclosures in Note 1 where you describe the reasons why you believe the presentation of adjusted EBITDA is useful to investors. In future filings, to the extent material, disclose the additional purposes, if any, for which management uses adjusted EBITDA that are not discussed elsewhere in your filing. Refer to Item 10(e)(1)(i)(D) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief